Vanguard Natural Resources, LLC
5487 San Felipe, Suite 3000
Houston, Texas 77057

August 30, 2012

VIA EDGAR

H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549-3561

Re:	Vanguard Natural Resources, LLC Form 10-K for Fiscal Year Ended December 31, 2011 Filed March 5, 2012 Definitive Proxy Statement on Schedule 14A Filed April 5, 2012 File No. 1-33756

Dear Mr. Schwall:

Set forth below are the responses of Vanguard Natural Resources, LLC, a Delaware limited liability company ( the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 29, 2012, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Commission on March 5, 2012, File No. 1-33756 (the “2011 Form 10-K”), and the Company’s Definitive Proxy Statement on Schedule 14A, filed on April 5, 2012, File No. 1-33756 (the “Proxy Statement”).

Based on our review of the Staff’s comment letter, and as further described herein, we believe that our Form 10-K for the Fiscal Year Ended December 31, 2011 and our Definitive Proxy Statement on Schedule 14A filed on April 5, 2012 are materially accurate and, accordingly, that amendment is not necessary.   As noted below, we do plan to make certain disclosure updates in subsequent filings with the Commission. The Company would like the Staff to respond on an urgent basis on its position on the need to file any amendments to the documents referenced in this comment letter.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Form 10-K for Fiscal Year Ended December 31, 2011

Business, page 1

Proved Undeveloped Reserves, page 9

1.           You state here that proved undeveloped (“PUD”) reserves at December 31, 2011 were decreased by 2.5 MMBOE due in part to 13% of the prior year balance being developed, or roughly 1.8 MMBOE of the 13.6 MMBOE balance at December 31, 2010. Please explain the additional net decrease of 0.7 MMBOE. That is, disclose the amount of PUD reserves acquired during 2011, and explain the reason for the additional decrease. Refer to the requirements of Regulation S-K, Item 1203.

Response:

We acknowledge the Staff’s comment.  The decline in natural gas prices during 2011 resulted in some of our drilling locations to be uneconomic causing a decline in natural gas reserves by 1.2 MMBOE.  The Company acquired 0.5 MMBOE proved undeveloped reserves during 2011.  Since this number is immaterial, we did not include this addition in our disclosure as Regulation S-K, Item 1203 calls for a disclosure of material changes.  We propose to include in future periodic reports more detailed disclosure explaining increases or decreases in proved undeveloped reserves to the extent material.

2.           Please provide us with additional detail regarding the rate of PUD conversion during the fiscal year ended December 31, 2011 in the context of your development plans. Refer to Rule 4-10(a)(31)(ii) of Regulation S-X. For additional guidance, refer to questions 131.04 and 131.05 of our Compliance and Disclosure Interpretations regarding Oil and Gas Rules.

Response:

We acknowledge the Staff’s comment.  As disclosed on page 9 and 105 of our Annual Report on Form 10-K for the year ended December 31, 2011, we converted 13% of our PUD reserves to PDP reserves during the fiscal year.  We acknowledge that at this rate we would not be able to develop all of our PUD reserves within five years.  However, our development plan does, in fact, accelerate in subsequent years in order to convert all PUD reserves to PDP reserves during the requisite five year period.  We propose to clarify our disclosure in future periodic reports to specifically state that those reserves booked as proved undeveloped reserves are scheduled to be developed and converted to proved developed producing properties within five years pursuant to our current development plan.  Specifically, we propose to add a sentence to our disclosure in future filings similar to the following:

All proved undeveloped drilling locations are scheduled to be drilled prior to the end of 2017 with more than [●]% of the future development costs to be spent in the next three years as reflected in our reserve report.

3.           We note your disclosure on page 10 and on page 105 regarding quantities of oil and gas that are not included in your PUD reserve balances at December 31, 2011 because they are not scheduled to be drilled within 5 years of initial booking. Please revise your disclosure to refrain from characterizing these quantities as “proved undeveloped reserves” since they no longer meet the definition of PUD reserves. Refer to Rule 4-10(a)(31) of Regulation S-X and Item 1203 of Regulation S-K. Quantities of oil and gas previously booked as PUD reserves should only be discussed if they are part of your reconciliation of year-over-year changes.

Response:

We acknowledge the Staff’s comment.  In future periodic reports, we propose to clarify this language to address that any reserves associated with these drilling locations scheduled to be drilled more than five years from initial booking are not proved undeveloped reserves.  We will refrain from characterizing these reserves as “proved undeveloped reserves” instead referring to them as “probable” reserves.

Financial Statements

Note 9 – Commitments and Contingencies, page 96

4.           You state in the first paragraph here that you are a defendant in a legal proceeding arising in the normal course of your business. It is unclear from the paragraph whether you are referring to one legal proceeding or a number of legal proceedings. Additionally, you state that you do not believe the actions will have a material adverse effect on your financial position, results of operations or cash flows. However, it is unclear whether you believe this to be true with respect to the ENP litigation discussed in the subsequent paragraphs. Please clarify whether you believe the ENP matters are expected to materially impact your financial position, results of operations, and liquidity.

Response:

We acknowledge the Staff’s comments and propose in future filings to clarify our commitments and contingencies disclosures.  In the first paragraph we should have referred more generally that we are defendants in multiple legal proceedings arising in the normal course of business.  We do not believe that these legal proceedings will result in a material adverse effect on our financial position, results of operations or cash flows.  We then describe, more particularly, our litigation related to ENP.  In future filings, we propose to clarify this disclosure to make clear that, while we can never predict future outcomes of litigation, we do not believe that the litigation arising out of the ENP merger will result in a material adverse effect on our financial position, results of operations or cash flows, even assuming that we are not able to reach a favorable outcome in the cases.  Specifically, we propose to disclose in future filings the following which would be included on page 97 under footnote 9:

Vanguard cannot predict the outcome of the ENP litigation or any other lawsuits, related to the ENP litigation or other un-related suits, that might be filed subsequent to the date of this filing, nor can Vanguard predict the amount of time and expense that will be required to resolve these lawsuits; therefore, Vanguard has not accrued a liability related to these lawsuits. Vanguard, ENP and the other defendants named in these lawsuits intend to defend vigorously against these and any other actions. While Vanguard cannot predict future outcomes of pending litigation, Vanguard does not believe that the ENP litigation will result in a material adverse effect on its financial position, results of operations or cash flows.

5.           With regard to the ENP litigation, please clarify whether you believe your risk of loss to be remote, reasonably possible or probable, and clarify whether an accrual for these matters has been recorded. Please provide explicit disclosure regarding the range of reasonably possible loss, or, if applicable, that the amount of reasonably possible loss related to your legal contingencies cannot be estimated, or explain why you do not believe this disclosure is required. Refer to FASB ASC 450-20-50.

Response:

We acknowledge the Staff’s comment, and in future filings when referencing the ENP litigation, we propose to clarify that there is a remote risk of any material loss with regards to these cases.  Specifically, we propose the following disclosure which would be included on the last paragraph on page 97 under footnote 9:

Further, while Vanguard cannot predict future outcomes of pending litigation, Vanguard believes that its risk of loss related to the ENP litigation is remote.

However, we note that on page 97 of the Company’s Annual Report on Form 10-K, we have disclosed that the Company has not accrued any liability related to the ENP litigation.

Definitive Proxy Statement on Schedule 14A

Related Person Transactions, page 12

6.           With respect to the Unit Exchange Agreement which you entered into with Mr. Majeed S. Nami in February 2012, please provide all of the disclosure that you are required to provide pursuant to Item 404(a) of Regulation S-K. For instance, identify Mr. Nami as the “founding unitholder,” disclose the approximate dollar value of the sale and describe how the terms of the sale were negotiated.

Response:

We acknowledge the Staff’s comment.  On February 21, 2012, we and our wholly-owned subsidiary, Vanguard Natural Gas, LLC, entered into a Unit Exchange Agreement with Majeed S. Nami Personal Endowment Trust and Majeed S. Nami Irrevocable Trust (collectively, the “Nami Parties”) to transfer our partnership interest in Trust Energy Company, LLC and Ariana Energy, LLC, which entities controlled all of our ownership interests in oil and natural gas properties in the Appalachian Basin, in exchange for 1.9 million of our common units valued at the closing price of our common units of $27.62 per unit at March 30, 2012, or $52.5 million, with an effective date of January 1, 2012. The Company and the Nami Parties reached an agreement on the valuation of the properties based on a reserve report prepared by an independent reserve engineer.  The units were valued based on their then current trading price. The Nami Parties are controlled by or affiliated with Majeed S. Nami who was a founding unitholder when the Company went public in October of 2007.  We completed this transaction on March 30, 2012 for total non-cash consideration of $51.1 million, after closing adjustments of $1.4 million. We propose to provide more fulsome related party transaction disclosure in future filings.

Executive Compensation, page 15

7.           Please refer to the following disclosure on page 16: “…we have linked annual cash incentives to the achievement of specified performance objectives in an effort to align executives’ incentives with creation of Unitholder value, as measured by our ability to (a) generate stable cash flows allowing us to make quarterly cash distributions to our Unitholders and over time to increase our quarterly cash distributions and (b) increase the market value of our units. To evaluate the achievement of these goals, the annual bonus is composed of two company performance elements, absolute target distribution growth and relative unit performance to a specified peer group, as well as a third discretionary element to be determined by our Board of Directors.” Please disclose the actual performance targets used in 2011. See Item 402(b)(2)(v) and -(vi) of Regulation S-K.

Response:

We acknowledge the Staff’s comment.  The annual bonus is based on the annual bonus system established by the Company’s Board of Directors.  The bonus is broken down into three parts: (1) Absolute Target Distribution Growth (“ATDG”); (2) Relative Unit Performance versus Peer Group (“RUP”) and the discretion of the Company’s Board of Directors (“Board Discretion”).  The maximum bonus is two times the applicable executive’s base salary.

Specifically, ATDG is calculated for each calendar year and is a function of the Company’s dividend yield on the last day of each applicable calendar year, with the target growth for each calendar year of five percent.  ATDG for the fiscal year ended December 31, 2011 was based on a targeted growth rate of five percent from the distribution rate of 2.185 for the fiscal year ended December 31, 2010.  The targets were as follows for this component of the bonus: (1) a bonus of less than 75% of base salary for dividend growth of approximately 4%; (2) a bonus of less than 100% of base salary for dividend growth of approximately 5%; (3) a bonus of less than 125% for dividend growth of approximately 7%; (4) a bonus of less than 150% of base salary for growth of approximately 9% and (5) a bonus of less that 200% of base salary for dividend growth of approximately 10%.  Since ATDG makes up one-third of the bonus formula, achieving the applicable ATDG goal actually results in the executive receiving 1/3 of the targeted bonus amount.  For example if an executive’s base salary is $100,000.00 and distribution growth is ten percent entitling executive to 200% of base salary, executive’s award related to reaching this criteria is $66,666.66 or 1/3 of 200% of base salary.

RUP is calculated by comparing the rolling average three year common unit percentage increase for the Company’s Peer Group to the Company’s rolling three year common unit price percentage increase.   For this component of the bonus, the targets were a bonus of less than:

 (1) 75% of base salary for RUP of 0%;

(2) 100% of base salary for RUP of 75%;

(3) 125% of base salary for RUP of 100%;

(4) 150% of base salary for RUP of 125%; and

(5) 175% for RUP of 150%; and 200% for RUP of 200%.

Since RUP makes up one-third of the bonus formula, achieving the applicable RUP goal actually results in the executive receiving 1/3 of the targeted bonus amount.  For example if an executive’s base salary is $100,000.00 and RUP is 200% entitling executive to 200% of base salary, executive’s award related to reaching this criteria is $66,666.66 or 1/3 of 200% of base salary.

The third component, Board Discretion, is determined at the sole discretion of the Board of Directors of the Company and is based upon such targets, performance measures relative to the company and/or the particular executive, time frame and any other item that the Board of Directors of the Company determines is appropriate.

We propose to provide more detailed disclosure regarding the performance targets similar to this response in subsequent executive compensation disclosure in our Definitive Proxy Statement on Schedule 14A.

8.           We note your disclosure that the executive officers have employment agreements entitling them to annual grants of phantom units. Please disclose the compensation committee’s rationale for making additional restricted unit awards in 2011, beyond the annual phantom-unit grant amounts negotiated in the employment agreements. For example, explain the committee’s basis in May 2011 for granting Mr. Smith a restricted unit award of 25,000 units, which was in addition to his annual grant of 15,000 phantom units. Also ensure that you disclose the vesting schedule for each restricted unit award.

Response:

We acknowledge the Staff’s comment.  In May 2011, the compensation committee made a determination to award Mr. Smith an additional restricted unit grant of 25,000 common units.   These units were granted to reward Mr. Smith for his performance.  Specifically, Mr. Smith led the company through a transformative acquisition, whereby the Company completed the first step in acquiring Encore Energy Partners, LP, which upon completion would double the size of the Company.  In future filings, we propose to provide more detailed disclosure on these additional grants.

*****************

Vanguard Natural Resources, LLC acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  Should the Staff have any questions or comments with respect to the foregoing, please contact the undersigned at 832-327-2255 or David P. Oelman of Vinson & Elkins at 713-758-3708.

Sincerely,

VANGUARD NATURAL RESOURCES, LLC

By:         /s/ Scott W. Smith
Name:    Scott W. Smith
Title:	President and Chief Executive Officer

cc:           David P. Oelman, Esq.
Douglas V. Getten, Esq.
Vinson & Elkins L.L.P.
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